FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* McIntosh, William A.	2. Issuer Name and Ticker or Trading Symbol MGIC Investment Corporation (MTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 525 Sheridan Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year Year Ended 12/31/02
(Street) Kenilworth, IL 60043		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	03/01/02		A(1)	771	A	N/A		D
Common Stock	03/01/02		A(2)	514	A	$68.02	11,470	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
NONE

Explanation of Responses:

(1) These restricted shares of Common Stock were awarded to the reporting person under the Deposit Share Program of the Issuer's 1991 Stock Incentive Plan, are subject to forfeiture under certain conditions, and generally may not be sold, transferred or otherwise alienated or hypothecated prior to the date on which they vest.
(2) These shares of Common Stock were acquired by the reporting person under the Deposit Share Program of the Issuer's 1991 Stock Incentive Plan.
(3) This form is signed by the reporting person's attorney-in-fact pursuant to the attached power of attorney.

By: /s/ Dan D. Stilwell Dan D. Stilwell, Attorney-in-fact(3) **Signature of Reporting Person	02/04/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Power of Attorney Regarding Form 4 and Form 5

KNOW ALL BY THESE PRESENTS, that the undersigned, a director of MGIC
Investment Corporation (the "Company") hereby appoints each person who is the Chief
Financial Officer, the Chief Accounting Officer, the General Counsel, the Associate
General Counsel or the Assistant General Counsel of the Company as the attorney-in-
fact and agent of the undersigned to sign the undersigned's name to any Form 4 or
Form 5 to be filed with the Securities and Exchange Commission or any securities exchange.  Each of the persons authorized to act as such attorney-in-fact and agent above may do so separately without the concurrence of the other persons.  The authority granted hereunder is granted to the person occupying the position specified at the time such authority is exercised.

Dated:   February 3, 2003

      /s/ William A. McIntosh

      Please print name: William A. McIntosh